Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 MATERIAL FACT ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that the Board of Directors, at the meeting held on November 26, 2020, has approved the payment up to April 30, 2021 of the following earnings to stockholders, based on the final stockholding position recorded on December 10, 2020: interest on capital, in the amount of R$0.063960 per share, with withholding income tax at the rate of 15%, which will result in net interest of R$0.0543660 per share, with the exception of any corporate stockholders able to prove they are either immune to or exempt from such withholding. If you have any question, please click on www.itau.com.br/investor-relations as follows: Contact IR > Service. São Paulo (SP), November 26, 2020. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Note: Dividends and interest on capital are paid equally for common (ITUB3) and preferred (ITUB4) shares.